                                SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                            SABINE ROYALTY TRUST
                       -------------------------------
                              (Name of Issuer)


                        Units of Beneficial Interest
               ----------------------------------------------
                       (Title of Class of Securities)


                                 785688 10 2
                    ------------------------------------
                               (CUSIP Number)

                             Michael S. Paquette
                 Vice President and Chief Accounting Officer
                  Fund American Enterprises Holdings, Inc.
                               The 1820 House,
                                Main Street,
                         Norwich, Vermont 05055-0850
                               (802) 649-3633
                 ------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                June 3, 1994
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            CUSIP NO. 785688 10 2
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                  Fund American Enterprises Holdings, Inc.
                                 94-2708455
- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)
     of a Group (See Instructions)               ---------------
                                             (b)
- -------------------------------------------      ---------------

(3)  (SEC Use Only)

- ------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- ------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- ------------------------------------------------------------

(6)  Citizenship or Place of Organization
                                  Delaware
                                  --------

- ------------------------------------------------------------

Number of Units                (7)  Sole Voting Power
Beneficially Owned             ---------------
by Each Reporting              (8)  Shared Voting Power
Person With                          1,524,400
                               ---------------
                               (9)  Sole Dispositive Power
                               ---------------
                               (10)  Shared Dispositive Power
                                     1,524,400
                               ---------------

- ------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,524,400
                               ---------------

- ------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- ------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                             Approximately 10.5%

- ------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)  HC, CO

                                   2 of 8

                            CUSIP NO. 785688 10 2
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                       Fund American Enterprises, Inc.
                                 51-0328932

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)
     of a Group (See Instructions)               ---------------
                                             (b)
- --------------------------------------------     ---------------

(3)  (SEC Use Only)

- ------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- ------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- ------------------------------------------------------------

(6)  Citizenship or Place of Organization
                                 Delaware
                                 --------

- ------------------------------------------------------------

Number of Units                (7)  Sole Voting Power
Beneficially Owned             ---------------
by Each Reporting              (8)  Shared Voting Power
Person With                          1,524,400
                               ---------------
                               (9)  Sole Dispositive Power
                               ---------------
                               (10)  Shared Dispositive Power
                                     1,524,400
                               ---------------

- ------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                     1,524,400
                               ---------------

- ------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- ------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
      Approximately 10.5%

- ------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   CO

                                   3 of 8

                            CUSIP NO. 785688 10 2

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                  Source One Mortgage Services Corporation
                                 38-2011419

- --------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)
     of a Group (See Instructions)               ---------------
                                             (b)
- --------------------------------------------     ---------------

(3)  (SEC Use Only)

- ------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- ------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- ------------------------------------------------------------

(6)  Citizenship or Place of Organization
                                  Delaware
                                  --------
- ------------------------------------------------------------

Number of Units                (7)  Sole Voting Power
Beneficially Owned             -----------------
by Each Reporting              (8)  Shared Voting Power
Person With                                  0
                               -----------------
                               (9)  Sole Dispositive Power
                               -----------------
                               (10)  Shared Dispositive Power
                                             0
                               -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                           0
                               -----------------

- ------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- ------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)
                             Approximately 0.0%

- ------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)   CO

                                   4 of 8

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 6 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D (THE "SCHEDULE 13D") DATED DECEMBER 20, 1990, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 29, 1992, AMENDMENT NO. 2 DATED MARCH 8, 1993, AMENDMENT NO. 3 DATED JUNE 23, 1993, AMENDMENT NO. 4 DATED OCTOBER 4, 1993 AND AMENDMENT NO. 5 DATED APRIL 7, 1994. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 2.  Identity and Background.
         ------------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

Item 4.  Purpose of Transaction.
         -----------------------

         Sales made by FAE and SOMSC to third parties, outlined in Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.

         (a) FAEH owns all 1,524,400 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                        Percentage of
                                    Units                  Units
                                 Beneficially           Beneficially
            Person                  Owned                  Owned
            ------               ------------           ------------
             FAEH                  1,524,400                10.5%
             FAE                   1,524,400                10.5%

                                   5 of 8

         (b) FAEH shares voting power and dispositive power with respect to its 1,524,400 Units with FAE.

         (c) Except as described in Schedule II attached hereto, neither FAEH, FAE, nor SOMSC, nor, to the best knowledge of FAEH, FAE, SOMSC, nor any of the persons listed on Schedule I, has been party to any transaction in the Units during the sixty day period ending on the date of this statement on Schedule 13D.

         (d)  None

         (e)  Not Applicable

                                   6 of 8

                                  SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 10, 1994

                                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.

                                    BY:

                                        /S/ Michael S. Paquette
                                    ------------------------------------------
                                    Name:   Michael S. Paquette
                                    Title:  Vice President and
                                            Chief Accounting Officer


                                    FUND AMERICAN ENTERPRISES, INC.

                                    BY:

                                        /S/ Terry L. Baxter
                                    ------------------------------------------
                                    Name:   Terry L. Baxter
                                    Title:  President



                                    SOURCE ONE MORTGAGE SERVICES CORPORATION

                                    BY:

                                        /S/ Michael S. Paquette
                                    ------------------------------------------
                                    Name:   Michael S. Paquette
                                    Title:  Authorized Representative*

*Power of Attorney on file

                                   7 of 8

                         Schedule II to Schedule 13D
                         ---------------------------

Sales of Units of Beneficial Interest of Sabine Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.

        Sold by              Date        Number Sold         Unit Price
        -------              ----        -----------         ----------

         SOMSC               04/04/94          4,500         $13.5
         SOMSC               04/05/94          4,700         $13.5
         SOMSC               04/06/94        109,500         $13.5
(Intercompany with FAE)

         SOMSC               04/06/94         12,300         $13.5356
         SOMSC               04/07/94         15,200         $13.7473
         SOMSC               04/08/94          7,800         $13.0074
         SOMSC               04/11/94          1,000         $13.625
         SOMSC               04/12/94          2,700         $13.625
         SOMSC               04/13/94          1,300         $13.625
         SOMSC               04/14/94          2,900         $13.625
         SOMSC               04/15/94          5,200         $13.625
         SOMSC               04/20/94         12,700         $13.5069
         SOMSC               04/22/94         12,800         $13.5
         SOMSC               04/25/94          1,500         $13.5
         SOMSC               04/26/94          5,000         $13.57
         SOMSC               04/29/94          5,000         $13.5
         SOMSC               05/02/94          5,000         $13.625
         SOMSC               05/03/94         13,800         $13.75
         SOMSC               05/04/94          4,700         $13.6729
         SOMSC               05/05/94          6,000         $13.75
         SOMSC               05/06/94         20,000         $13.7138
         SOMSC               05/09/94          3,300         $13.5242
          FAE                05/09/94          2,900         $13.5242
          FAE                05/23/94          5,000         $13.5
          FAE                05/24/94          1,800         $13.625
          FAE                05/25/94          3,200         $13.625
          FAE                05/27/94          1,500         $13.625
          FAE                05/31/94          2,500         $13.55
          FAE                06/01/94          1,000         $13.5
          FAE                06/02/94         16,900         $13.7041
          FAE                06/03/94          4,800         $13.5

                                   8 of 8